Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002

WOLSELEY PLC

(Translation of registrant’s name into English)

Parkview 1220, Arlington Business Park, Theale,
Reading RG7 4GA – England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLSELEY plc (Registrant)

By: /s/ Mark J. White
Mark J. White Group Company Secretary

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

The following documents are filed herewith:

INDEX

DOCUMENT
Exhibit 1.1	Additional listing of securities	31 October 2002
Exhibit 1.2	Holding in company	1 November 2002
Exhibit 1.3	Holding in company	1 November 2002
Exhibit 1.4	Director shareholding	5 November 2002
Exhibit 1.5	Annual reports and accounts	7 November 2002
Exhibit 99.1	Companies House form 88(2)	4 November 2002
Exhibit 99.2	Companies House form 88(2)	15 November 2002